SIDLEY AUSTIN LLP 60 STATE STREET 36TH FLOOR BOSTON, MA 02109 +1 617 223 0300 +1 617 223 0301 FAX AMERICA • ASIA PACIFIC • EUROPE

August 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Samantha Brutlag

Re:	Ironwood Institutional Multi-Strategy Fund LLC
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and
Amendment No. 29 under the Investment Company Act of 1940 to the Registration
Statement on Form N-2
File Nos. 333-257852 and 811-22463

Ironwood Multi-Strategy Fund LLC
Pre-Effective Amendment No. 1 under the Securities Act of 1933 and
Amendment No. 29 under the Investment Company Act of 1940 to the Registration
Statement on Form N-2
File Nos. 333-257853 and 811-22464

Dear Ms. Brutlag:

On behalf of Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) and Ironwood Multi-Strategy Fund LLC (the “Feeder Fund” and each, a “Fund” and collectively, the “Funds”), this letter responds to the telephonic comments provided by Ms. Samantha Brutlag on August 25, 2021 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Pre-Effective Amendment No. 1 to each Fund’s Registration Statement on Form N-2 filed with the Commission on August 25, 2021 (each, a “Registration Statement” and collectively, the “Registration Statements”), relating to such Fund’s offering of units of limited liability company interests, par value of $0.01 per unit (the “Units”).

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Registration Statement(s).

Comment 1:         Please indicate in the disclosure that the performance information shown in the section entitled “Ironwood Capital Management Composite GIPS Report” is net of any sales load, if any.

Sidley Austin (NE) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
August 26, 2021

Response:             The Funds have considered the Staff’s comment and respectfully note that the Funds do not impose any initial sales charge on sales of Units.  The Funds note that the following disclosure is included in the Registration Statement:

“While neither the [Feeder] Fund nor the Distributor impose an initial sales charge, if you buy Units through brokers or dealers or other financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial intermediary for additional information. Any such transaction or other fee charged by your financial intermediary will be in addition to the subscription price for Units and will not form a part of an investor’s investment in the [Feeder] Fund.”

In addition, the following statement is included in the section entitled “Ironwood Capital Management Composite GIPS Report”:

“The net performance shown above does not include any commissions or transaction charges that may be charged by certain broker-dealers upon investing in the [Feeder] Fund (or upfront sales loads, if applicable). Investors who bear a sales or transaction charge (or load) will experience a lower performance return.”

Comment 2:         Please clarify in the disclosure that the performance information shown in the section entitled “Ironwood Capital Management Composite GIPS Report” represents performance information for all accounts that are managed by the investment adviser of the Funds with substantially similar investment objectives, strategies, and policies as the Funds.

Response:             After consultation with Ironwood Capital Management, the Funds’ investment adviser (“Ironwood”), the Funds confirm that the performance information shown in the section entitled “Ironwood Capital Management Composite GIPS Report” represents performance information for all accounts managed by Ironwood with substantially similar investment objectives, strategies, and policies as the Funds.  The Funds respectfully note that the following statements are included in the section entitled “Ironwood Capital Management Composite GIPS Report”:

Master Fund:

“Annual Net Performance shown above represents the historical calendar year performance for all accounts managed by Ironwood with substantially similar investment objectives, strategies, and policies as the Fund, and is not the Fund’s performance or indicative of the Fund’s future performance.”

Feeder Fund:

“Annual Net Performance represents the historical calendar year performance for all accounts managed by Ironwood with substantially similar investment objectives, strategies and policies as the Feeder Fund, and is not the Feeder Fund’s performance or indicative of the Feeder Fund’s future performance.”

Securities and Exchange Commission
August 26, 2021

* * *

Please do not hesitate to contact me at (617) 223-0373 if you have comments or if you require additional information regarding the Registration Statements.

Respectfully submitted,

/s/ Louisa Kiu
Louisa Kiu (as Attorney for the Funds)

cc:	Alison Sanger
Michael Mazur
Nathan J. Greene